FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“Letter to shareholders registered in the Swiss share register of Syngenta regarding the ChemChina offer to acquire Syngenta”

Herewith we furnish a letter delivered to all shareholders registered in the Swiss share register of Syngenta AG. The full text of the letter is the following:

# # #

Michel Demaré Chairman of the Board of Directors	Tel: +41.61.323 11 11	Syngenta AG P.O. Box CH – 4002 Basel Switzerland www.syngenta.com

Mr / Mrs

Name Surname

Street No

Zip-Code Place

Country

February 3, 2016

Dear Shareholder

Syngenta today announced that ChemChina has agreed to submit an offer to acquire the company at USD 465 per share plus a special dividend of CHF 5 to be paid conditional upon and prior to closing. It is planned to make a facility available for the conversion of US dollar proceeds into Swiss francs on closing. More details will follow in the coming weeks.

I am convinced that this is an excellent offer which recognizes the value of Syngenta’s leading portfolio and market positions. The transaction will ensure strategic continuity and long term investment in innovation, while minimizing operational disruption. Syngenta will remain Syngenta and will continue to be a global company headquartered in Switzerland.

There is committed financing for the deal, which is subject to regulatory clearances. A tender offer will commence in the coming weeks and the transaction is expected to conclude by the end of the year.

The Board of Directors of Syngenta considers that the proposed transaction respects the interests of all stakeholders and unanimously recommends that you accept the offer. This offer represents a premium of nearly 50% over our “undisturbed” price of April 2015 and represents a very attractive multiple to EBITDA and Earnings per Share.

Syngenta is the world leader in crop protection having significantly increased its global market share over the last ten years. This deal will enable us to maintain and expand this position, while at the same time significantly increasing the potential for our seeds business. It will ensure continuing choice for growers and ongoing R&D investment across technology platforms and across crops. Our commitment to cost and capital efficiency will remain unchanged.

The transaction will also enable further expansion of Syngenta’s presence in emerging markets and notably in China, where the company already has long experience, currently employing around 2000 people. In addition to its array of modern chemistry, Syngenta will contribute its experience and know- how in promoting the highest environmental standards and in nurturing thriving rural communities. These objectives are reflected in the commitments contained in The Good Growth Plan, which have been explicitly endorsed by ChemChina and which will continue to form an integral part of the company’s strategy.

Syngenta’s existing management will continue to run the company with John Ramsay as CEO ad interim. The Board of Directors will be chaired by Ren Jianxin and Michel Demaré will be Vice Chairman. Three of the existing Board members will also join the Board. ChemChina is committed to maintaining the highest governance standards with a view to an IPO of the business in the years to come.

With this transaction we are able to create significant shareholder value and preserve Syngenta’s identity, culture and values while ensuring that we continue to innovate at scale and provide choice for growers worldwide.

I hope that you will accept the offer which is unanimously supported by our Board of Directors. I remain at your disposal in case you have any questions.

Michel Demaré

Chairman of the Board

To learn more visit www.syngenta-growth.com

Disclaimer

This letter is not an offer or a solicitation of an offer of any securities. Any offer or offer document, if any, would be made and distributed by ChemChina or its subsidiaries.

Additional information and where to find it

The tender offer for the outstanding shares, American Depositary Shares and other outstanding equity instruments in the company has not been commenced. This letter is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities will only be made pursuant to an offer to purchase and related materials. At the time the offer is commenced, ChemChina will file a tender offer statement on schedule to with the US Securities and Exchange Commission (“SEC”) and thereafter, the company will file a solicitation/recommendation statement on schedule 14d-9 with respect to the offer. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed by ChemChina and the company with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by ChemChina and the company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this letter are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the sec, including the “risk factors” section of the company’s form 20-F filed on February 12, 2015, as well as the tender offer documents to be filed by ChemChina and the solicitation/recommendation statement to be filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this letter or otherwise.

SYNGENTA AG

Date:	February 5, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs